Exhibit 99.1

TuanChe and YangMing New Energy Technology Establish Strategic Cooperation to Develop Battery and Energy Storage Technologies

BEIJING, Oct. 21, 2022 /PRNewswire/ -- TuanChe Limited ("TuanChe" or the "Company") (NASDAQ: TC), a leading integrated automotive marketplace in China, has recently signed a strategic cooperation agreement with YangMing New Energy Technology ("YangMing") to expand its research capabilities in the field of EV batteries as well as strengthen the Company's supply chain capacity. YangMing is focused on developing safer, more efficient, and more cost-effective technologies for electric vehicles and energy storage via supercapacitor and solid-state battery systems. Collaborating with Xi'an Jiaotong University, YangMing also established the Yangming Jiaotong University Joint Research Institute of Supercapacitor Batteries and Solid-state Batteries Energy Storage in January 2021.

With a shared vision to provide battery and energy storage technologies that offer a leap in performance and reliability, TuanChe and YangMing will work together to promote the development of ultra-safe solid-state batteries. YangMing plans to complete the construction of 20 battery production lines by 2023, leveraging TuanChe's established supply chain network and access to key players in the country's growing EV market. Under the strategic cooperation agreement, the two companies will also cooperate on research projects regarding solar power supply systems and in the area of sodium-ion batteries.

Regarding the cooperation, Mr. Wei Wen, TuanChe's Chairman and CEO, said, "Rapid developments in the new energy vehicle market have resulted in increasingly higher demand for batteries and related technologies. Critical to the advancements in the automotive industry, ultra-safe, durable, and adaptable batteries have recently become possible with the latest technological developments and innovations in materials, while supply chains are yet to scale up to keep up with demand. Empowered by our expertise in supply chain management and coordination as well as YangMing's technological expertise in ultra-safe solid-state batteries, our close cooperation in developing and manufacturing high-quality, cutting-edge batteries will position us at the forefront of industry development and allow us to become trusted leaders in the field of new energy."

Since its establishment in 2021, the YangMing Jiaotong University Joint Research Institute of Super-capacitor Batteries and Solid-state Batteries Energy Storage has recorded a number of technological breakthroughs. At present, the research institute is capable of producing batteries with an energy density of 300Wh/kg and is on track to increase that to 350Wh/kg by the end of this year. In addition, its battery samples have passed the industry-standard testing GBT 31485-2015 "Safety Requirements and Test Methods for Traction Battery of Electric Vehicle," establishing their performance safety under the conditions of extrusion, puncture, extreme temperature, and short-circuiting. Yangming's product of Super-capacitor battery with a 3.6v voltage and an energy density of 160Wh/kg will be put into production at the end of this month.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company's business plans and development and business outlook, which can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ:TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements.

For more information, please contact ir@tuanche.com.

SOURCE: Tuanche Limited

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Brandi Piacente

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Email: tuanche@tpg-ir.com